                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 3)*

                            The San Francisco Company
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                    064772106
                                 (CUSIP Number)

                             David M. Niebauer, Esq.
                               Graham & James LLP
                               One Maritime Plaza
                             San Francisco, CA 94111
                                 (415) 954-0200
            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)

                                 August 8, 1997
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 31d-1(b)(3) or (4), check the following box: [__]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall



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be subject to all other provisions of the Act (however, see the Notes).












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

CUSIP No. 064772106


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mr. Putra Masagung
     S.S. No. ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)    [_]
     (b)    [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF and BK

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [__]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Indonesia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     14,426,457(1)

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     14,426,457(1)

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



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     14,426,457(1)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     45.5%

14.  TYPE OF REPORTING PERSON

     IN


(1) As described in Item 4 and Item 5, Putra Masagung is also the record holder of an additional 16,600,845 shares beneficially owned by PT Gunung Agung, an Indonesian company ("PTGA"). While Mr. Masagung disclaims the existence of a group with PTGA for purposes of the U.S. securities laws, it is anticipated that
(a) Mr. Masagung and PTGA will, as required by (and subject to the approval of) Federal and California state bank regulatory authorities, deposit all such shares into a voting trust pursuant to a Voting Trust Agreement with a Voting Trustee to be identified (which Voting Trustee must be acceptable to such authorities), or otherwise convey voting control of such shares to an acceptable third party, and (b) such Agreement or conveyance, among other things, will (i) transfer to Voting Trustee or a third party the exclusive right to vote such shares, and (ii) provide that the Voting Trustee or the third party shall sell all of such shares within a specified period of time.



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

This Amendment No. 3 (the "Amendment") amends a statement on Schedule 13D dated July 30, 1992, as amended on February 16, 1994, and on July 19, 1994, filed by Mr. Putra Masagung with respect to shares of Class A Common Stock of The San Francisco Company ("Issuer").

Item 1. Security and Issuer.

     This statement relates to shares of Class A Common Stock of Issuer. The address of Issuer's principal executive offices is 550 Montgomery Street, San Francisco, California 94111.

Item 2. Identity and Background.

     No change.

Item 3. Source and Amount of Funds or Other Consideration.

     As of the date of this Amendment, Mr. Masagung owns of record and beneficially 14,426,457 shares (or approximately 45.5%) of Issuer's Class A Common Stock. Mr. Masagung acquired these shares from his personal funds and from the proceeds of a loan from JP Morgan Securities Inc. which loan has been repaid in full.

     In a series of transactions from 1992 to 1995, PTGA acquired beneficial ownership of 16,600,845 shares (or approximately 52.3%) of the Issuer's Class A Common Stock, registered in the name of Mr. Masagung. The shares acquired by Mr. Masagung for the beneficial ownership of PTGA were acquired with funds from PTGA.

     Subsequent to the last amendment of this Schedule 13D, Mr. Masagung has acquired the following shares. On or about June 13 1997, Mr. Masagung acquired 2,941,176 shares of the Issuer's Class A Common Stock for a total purchase price of $1 million. Mr. Masagung acquired these shares from his personal funds.

     On December 31, 1996, Mr. Masagung acquired 10,325,000 shares of Series A Common Stock in consideration for the conversion of 175,000 shares of Series D Preferred Stock. The total purchase price paid by Mr. Masagung for the 175,000 shares of Issuer's Series D Preferred Stock is $3.5 million. Of this amount, $1 million was paid on March 20, 1996, $1.5 million was paid on June 26, 1996, and $1 million was paid on or before September 30, 1996. Mr. Masagung acquired these shares from the proceeds of a loan from JP Morgan Securities Inc., which loan has been repaid in full.

     Also on December 31, 1996, Mr. Masagung acquired record ownership of 12,685,000 shares of Series A Common Stock in consideration of the conversion of 215,000 shares of Series D Preferred Stock. The total purchase price paid for the 215,000 shares of Issuer's Series D Preferred Stock is $4.3 million. Of this amount, $3.8 million was paid on April 24, 1995, and $500,000 was paid on June 30, 1995. As indicated in Item 4 and Item 5, Mr. Masagung acquired the 215,000 shares of Series D Preferred Stock as record holder for the beneficial ownership of PTGA. Funds for the purchase of these shares were provided by PTGA.

Item 4. Purpose of Transaction.

     (a)-(j) Except as described below, Mr. Masagung has no such plans or proposals. The purpose of Mr. Masagung's purchases of Issuer's Class A Common Stock and Issuer's Series D Preferred Stock was and is solely for investment and to increase his equity interest in the Issuer.

     In a series of transactions from 1992 to 1995, PTGA acquired the beneficial ownership of a majority of the Issuer's Class A Common Stock. As a result of these transactions, PTGA beneficially owns 16,600,845 shares (or approximately 52.3%) of the Issuer's Class A Common Stock, registered in the name of Mr. Masagung.

     Mr. Masagung is in the process of considering his alternatives with respect to the Masagung Shares (defined in Item 5), and it is anticipated that (a) the PTGA Shares (defined in Item 5) and the Masagung Shares will be deposited into a voting trust pursuant to a Voting Trust Agreement acceptable to Federal and California state banking regulatory authorities with a Voting Trustee to be identified (which Trustee must be acceptable to such authorities), or that voting control of such Shares will otherwise be conveyed to an acceptable third party, and (b) such Agreement or conveyance, among other things, will (i) transfer to Voting Trustee or a third party the exclusive right to vote such Shares, and (ii) provide that the Voting Trustee or the third party shall sell all of such Shares within a specified period of time. Any such action may result in one or more of the events described in Item 4(a) - (j).

Item 5. Interest in Securities of the Issuer.

     (a)-(b) Mr. Masagung beneficially owns 14,426,456 shares (or approximately 45.5%) of Issuer's Class A Common Stock (the "Masagung Shares"). Mr. Masagung is the record holder of an additional 16,600,845 shares (or approximately 52.3%) of Issuer's Class A Common Stock, beneficially owned by PTGA (the "PTGA



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

Shares"). Mr. Masagung has previously reported ownership of all of the PTGA Shares and Masagung Shares.

     Subject to the foregoing, Mr. Masagung has sole voting and dispositive power with respect to all of the Masagung Shares. Mr. Masagung does not have any shared voting or dispositive power with respect to the PTGA Shares. Mr. Masagung's ability to vote or dispose of the Masagung shares may be limited by Federal and California state bank regulatory authorities. See Item 4 and Item 6.

     While Mr. Masagung disclaims that Mr. Masagung and PTGA form a "group" for purposes of the U.S. securities laws, and Mr. Masagung and PTGA have acknowledged that the PTGA Shares held in Mr. Masagung's name are beneficially owned by PTGA and that any profits or losses relating to the PTGA Shares are for PTGA's account (A copy of the notarial deed between PTGA and Mr. Masagung, dated April 30, 1997 (the "Notarial Deed") to this effect is attached hereto as
Exhibit 1 and is incorporated herein by reference), it is anticipated that the PTGA Shares and the Masagung Shares will be deposited into a voting trust pursuant to a Voting Trust Agreement acceptable to Federal and California state bank regulatory authorities, or that voting control of such Shares will otherwise be conveyed to an acceptable third party, as described in Item 4. Mr. Masagung has no other contract, arrangement, understanding or relationship with PTGA (or any other person) regarding the PTGA Shares or the Masagung Shares, including but not limited to transfer or voting of any of such shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

     (c) On September 12, 1994, Mr. Masagung and Mr. Kaharudin Latief, of Jakarta, Indonesia, entered into the Second Amendment, as described in Item 6 below, pursuant to which Mr. Latief acquired 525,000 shares of Class A Common Stock previously held by Mr. Masagung.

     As described in Item 4 above, PTGA has acquired 16,600,845 shares (approximately 52.3%) of the Issuer's Class A Common Stock which were previously reported as being beneficially owned by Mr. Masagung.

     (d) Not applicable.

     (e) Not applicable.



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

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     (a) Except as described in Item 5, Mr. Masagung has no contract, arrangement, understanding or relationship with PTGA or any other person regarding the PTGA Shares, including but not limited to transfer or voting of any of such shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies. Mr. Masagung is in the process of considering his alternatives with respect to the Masagung Shares, including depositing the Masagung Shares into a voting trust pursuant to a Voting Trust Agreement acceptable to Federal and California state bank regulatory authorities, or otherwise conveying voting control of such Shares to an acceptable third party as described in Item 4.

     (b) On or about June 18, 1997, Mr. Masagung purchased 2,941,176 shares of Issuer's Class A Common Stock at $0.34 per share, for a purchase price of $1 million. As further discussed in (d) below, this purchase price was the final installment of Mr. Masagung's investment in Issuer pursuant to a Commitment Letter (the "Commitment Letter") dated February 26, 1996 from Mr. Masagung to Issuer, a copy of which is attached hereto as Exhibit 2.

     (c) On or about December 31, 1996, Mr. Masagung converted 390,000 shares of Issuer's Series D Preferred stock held of record by him into 23,010,000 shares of Issuer's Class A Common Stock pursuant to an action taken at the Issuer's 1996 Annual Meeting of stockholders.

     (d) Pursuant to the Commitment Letter Mr. Masagung agreed to purchase shares of Issuer's Series D Preferred Stock at $20.00 per share for an aggregate purchase price of $4.5 million. Of this amount, $1 million was paid on March 20, 1996, $1.5 million was paid on June 26, 1996, $1 million was paid on or before September 30, 1996. $1 million was supposed to have been paid on or before December 31, 1996, however, as further discussed below, this amount was not paid until June 18, 1997, at which time the purchase resulted in shares of Issuer's Class A Common Stock being purchased instead of Issuer's Series D Preferred Stock. These shares were acquired from personal funds of Mr. Masagung, ,or from the proceeds of a loan from JP Morgan Securites Inc., and are beneficially owned by Mr. Masagung.

     On or about April 24, 1995, Mr. Masagung purchased 190,000 shares of Issuer's Series D Preferred Stock at $20 per share for a purchase price of $3.8 million. An additional 25,000 shares of Issuer's Series D Preferred Stock were purchased on or about

June 30, 1995 for a price of $500,000. These shares were acquired by Mr. Masagung for the beneficial ownership of PTGA from funds advanced to Issuer from PTGA.

     All shares of Issuer's Series D Preferred Stock were converted by Mr. Masagung on or about December 31, 1996.

     (e) On May 27, 1993, as amended February 16, 1994 (the "First Amendment") and September 12, 1994 (the "Second Amendment"), Mr. Masagung entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Mr. Latief as disclosed on Mr. Masagung's Amendment No. 1 to statement on Schedule 13D dated February 16, 1994. A copy of the Second Amendment is attached hereto as Exhibit
3. Pursuant to the original Stock Purchase Agreement, Mr. Masagung agreed to sell to Mr. Latief 300,000 shares of Issuer's Series C Preferred Stock (or the shares of Issuer's Class A Common Stock and Warrants into which such shares of Issuer's Series C Preferred Stock could be converted) through cancellation of an unsecured promissory note dated May 27, 1993 (the "Note"), representing a personal loan in the amount of $6 million, which Mr. Latief had previously extended to Mr. Masagung.

     Pursuant to the Second Amendment, (i) Mr. Latief acknowledged payment of U.S. $750,000 on the Note, (ii) the parties acknowledged that the balance of the Note would be paid in 525,000 shares of Issuer's Class A Common Stock, and accompanying Warrants, and (iii) Mr. Masagung agreed to transfer Warrants to purchase up to 525,000 shares of Issuer's Class A Common Stock to Mr. Latief, at Mr. Latief's request, at such future time or times that exercise of such Warrants would not result in Mr. Latief's equity position in the Issuer exceeding 9.9% of the issued and outstanding shares of Issuer's Class A Common Stock. The Warrants expired, by their terms, on December 31, 1995. Pursuant to the foregoing, on July 27, 1995, 525,000 shares of Issuer's Class A Common Stock were transferred to Mr. Latief by Mr. Masagung, reducing the number of shares of Issuer's Class A Common Stock held by Mr. Masagung accordingly.

Item 7. Materials to be Filed as Exhibits.

     (a) Notarial Deed (Exhibit 1).

     (b) Commitment Letter (Exhibit 2).

     (c) Second Amendment (Exhibit 3).



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

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 8, 1998


                                        Putra Masagung


                                        /s/ Putra Masagung
                                        ----------------------------------------













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

                                                                       EXHIBIT 1

NOTARIAL AND DEED OFFICE
TEDDY ANWAR, SH
Wisma Benhil, Blok C4
Jend. Sudirman St., Kav. 36
Tel. 5736634-573914
CENTRAL JAKARTA

                                Joint Declaration
                                   Number: 249

On this day, WEDNESDAY, April 30, 1997

There appeared before me, TEDDY ANWAR, Master of Laws, a notary in Jakarta, in the presence of witnesses known to me, the notary, and whose names will be given at the end of this document:

1. Mr. PUTRA MASAGUNG, private individual, residing at Permata Hijau Street, Blok A 38, Hamlet 005, Ward 009, Subdistrict of Grogol, Jakarta, District of Kebayoran, Jakarta, holder of resident's identity card Number:
     4501.17901/1905520196; hereinafter called:

                                 The First Party

2. Mr. LEGO NIRWHONO, private individual, residing at 7 Inspeksi Saluran Street, Hamlet 005, Ward 007, Subdistrict of Cipinang, District of Jatinegara, Jakarta, holder of resident's identity card Number:
     5407.14015/120531052; according to his own statement in this matter acting in his position as President Director and therefore legally representing the management of and thus for and on behalf of the PT GUNUNG AGUNG, Ltd. Corporation, domiciled in Jakarta whose entire laws and by laws were amended and published in volume 49 and Supplementary Number 2736 of the State Gazette of the Republic of Indonesia on June 18, 1993;

     amended in the following instruments:

        Number 94 of May 31, 1993;
        Number 13 of February 8, 1994;

     both of which were drawn up before Rahman Arie Soetardjo, Master of Laws, Notary in Jakarta; and whose most recent managerial structure was drawn up in an instrument dated December 18, 1995 before Rahman Arie Soetardjo, Master of Laws, Notary in Jakarta; hereinafter called:

                                The Second Party

The parties are known to me, the Notary.

The parties are acting on their own behalf and, as stated above, herein state the following:

1. The First Party purchased 17,481,126 (seventeen million four hundred eighty one thousand one hundred twenty six) shares in the BANK OF SAN FRANCISCO, domiciled in San Francisco, California, United States of America: hereinafter called the BANK OF SAN FRANCISCO) upon instructions from the Second Party.

2. Of the above-mentioned 17,481,126 (seventeen million four hundred eighty one thousand one hundred twenty six) shares, the Second Party transferred 880,280 (eight hundred eighty thousand two hundred eighty) shares of common stock of the BANK OF SAN FRANCISCO to the First Party as compensation for the First Party's 3,500,000 (three million five hundred thousand) shares in the PT TOKO GUNUNG AGUNG, Ltd. Corporation, domiciled in Jakarta, which had been sold by the Second Party with the permission of the First Party in the interest of the Gunung Agung Group, so that therefore the Second Party had 16,600,846 (sixteen million six hundred thousand eight hundred forty six) shares in the BANK OF SAN FRANCISCO.

3. That the money or funds used by the First Party to purchase the above-mentioned shares was not actually the First Party's money, but all of the money or funds came from the Second Party, so that the Second Party is the owner of said shares, except for the shares transferred to the First Party, as mentioned in point 2 above, which shares are listed in detail in the Shares List signed by the parties, with sufficient revenue stamps, and attached to the original of this instrument (hereinafter called the SHARES
     LIST).

4. The Second Party's above-mentioned shares were purchased with Second Party funds, including funds which the Second Party had obtained from the following loans: US$20,000,000 (twenty million U.S. dollars) from The PT Indopac Perdana Finance, Ltd. Corporation (Bank Pacific Group);

     US$3,800,000 (three million eight hundred thousand U.S. dollars) from PT Bank Dharmala; and loans from other third parties, financial institutions or banks.

But since at the time that the shares were purchased, the United States Federal Reserve and the State Banking Department, which have authority over the BANK OF SAN FRANCISCO, had not yet given the Second Party approval to register the above-mentioned shares in their name in accordance with applicable laws in the United States, said shares were purchased using the name of the First Party and therefore said shares were registered in the name of the First Party.

5. The Second Party promises and binds itself to repay all the debts or loans without exception which it used to purchase said shares, and furthermore the Second Party hereby states that it has full responsibility for and therefore releases and/or frees the First Party from all legal responsibility, including but not limited to claims and/or suits by any third party, for all risks arising from the purchase, the ownership and all transactions (including all transactions relating to the debts or loans obtained by the Second Party to fund the purchase of all the above-mentioned shares in the BANK OF SAN FRANCISCO and/or instructions to the Bank granting the loan to transfer the entire sum in the interest of increasing the BANK OF SAN FRANCISCO's capital) of said shares, including all necessary expenses of transferring ownership of said shares from the First Party to the Second Party or to another party granted power of attorney.

6. All profits and losses resulting from ownership of the above-mentioned Second Party's shares in the BANK OF SAN FRANCISCO are the full responsibility of the Second Party.

7. On April 19, 1995, the management of the Second Party instructed the First Party to use 1,200,000 (one million two hundred thousand) class A common shares of the Second Party's shares in the BANK OF SAN FRANCISCO registered in the name of the First Party as collateral with the Bank Dagang Negara in the interest of the Second Party Group, as is evident from declaration number 60 drawn up on April 19, 1995 before Rahman Arie Soetardjo, Master of Laws, notary in Jakarta.

8. The First Party can only use as collateral, sell or transfer the right to said shares with the written permission of the Second Party as owner of said shares.

9. If the First Party dies, the First Party's heirs or a party which has obtained the right from him, must completely turn over all of the shares to the Second Party, in accordance with applicable laws.

10. The First Party hereby grants power of attorney to the management of the Second Party and/or other jointly or individually with the right of substitution:

                                  SPECIFICALLY

to act for and on behalf of and represent the First Party to sell, transfer ownership or do anything else to register said shares in the name of the Second Party, and for that reason the party which was granted the power of attorney has the right to go before the BANK OF SAN FRANCISCO or anyone else anywhere to provide, request and receive information and to draw up and sign all necessary applications, documents and instruments, without exception.

If a more specific or more detailed power of attorney is required for any action, that power will be considered to be included within this instrument.

Said power cannot be revoked for any reason whatsoever, including matters addressed in articles 1813, 1814 and 1816 of the Code of Civil Law.

11. The parties fully promise and bind themselves not to revoke or cancel this Declaration without the approval of the other Party.

12. The First Party is willing to take an oath to the accuracy of this declaration or statement.

                            THEREFORE THIS INSTRUMENT

is drawn up as the original and completed in Jakarta on the day and date given at the beginning of this instrument in the presence of:

1.   Mrs. NI NYOMAN RAI SUMAWATI, Master of Laws, candidate notary, and

2. Mrs. ERLINDA RIDWAN PRASETYO, Master of Laws, both employees of the Notary's office and residing in Jakarta, as witnesses.

After I, the notary, read out this instrument to the parties and the witnesses, then the parties, the witnesses and I signed this instrument.

Drawn up without additions but with three emendations by replacement.

This original instrument has a sufficient number of revenue stamps and was signed in full.

                                        Provided as a copy
                                        Notary in Jakarta
                                        [illegible ink stamp]
                                        [revenue stamp] [signature]
                                        TEDDY ANWAR, SH

                                POWER OF ATTORNEY
                 TO REGISTER THE SHARES OF BANK OF SAN FRANCISCO
                        UNDER THE NAME OF PT GUNUNG AGUNG

                                   NUMBER: 250

     On this day, Wednesday, the thirty day of April of the year one thousand nine hundred and ninety seven (30-4-1997); appear before me, TEDDY ANWAR, Sarjana Hukum, Notary in Jakarta, in the presence of witnesses, known to me, Notary and whose name will be the mentioned of the end of this deed: Mr. PUTRA MASAGUNG, businessman, residing at Jalan Permata Hijau Blok A 38, Jakarta Selatan, holder of Passport of the Republic of Indonesia, Number G 010388, issued on the fourth day of March, one thousand nine hundred and ninety seven (4-3-1997). The appearer is known to me, Notary. The appearer hereby declares:

----------------------------------.

     WHEREAS,

A. The appearer (hereinafter referred to as the "Grantor") is the registered holder of 16,600,847 (sixteen million six hundred thousand eight hundred forty seven) shares in the capital of BANK OF SAN FRANCISCO as described in the LIST OF SHARES hereto attached and signed by the Grantor (hereinafter the referred to as the "Shares").

B. The Grantor acknowledges that he bought the Shares under the instruction of and with the funds received from PT. Gunung Agung, a limited liability company duly established under the laws of the Republic of Indonesia (hereinafter the referred to as the "Company").

C. As the beneficial owner of the Shares the Company has the right to register the Shares under its name.

     NOW, THEREFORE, the Grantor hereby grants an irrevocable power and authority to the Company to register the Shares under its name. This Power of Attorney cannot be terminated by reason of any of the occurrences mentioned in Articles 1813, 1814 and 1816 of the Indonesian Civil Code or for any other reasons whatsoever.

     THEREAFTER, also appear before me, Notary, in the presence of the same witnesses: Mr. LEGO NIRWHONO, the President Director of the Company, residing at Jalan Inspeksi Saluran Number 7, Jakarta Timur, holder of identity card Number 5407.14015/120531052; according to his statement in this matter acting as the above mentioned capacity as such representing the Board of Directors of and therefore for an on behalf of the Company.

     The above second appearer declares that any and all statements made by the Grantor are true and correct and then accepts the Power of Attorney given by the Grantor in this deed and herewith signs the LIST OF SHARES hereto attached.

     IN WITNESS WHEREOF, this Deed has been drafted and executed, read and duly signed in Jakarta, on the day and date mentioned in the preamble of this Deed, in the presence of:

     1.   Miss NI NYOMAN RAI SUMAWATI, Sarajana Hukum, Candidat Notaris, and

     2. Miss ERLINDA RIDWAN PRSETYO, Sarajana Hukum, both assistants of notary and residing in Jakarta, as witnesses.

This Deed after having been duly read out by me, Notary, to the appearers and witnesses, is immediately signed by the appearers, witnesses and me, Notary.

Done without addition, deletion and substitution. This original deed is signed properly.

                                        Given as true copy
                                        Notary in Jakarta.

                                        [Seal]


                                        TEDDY ANWAR, SH.

                                                                       EXHIBIT 2


                                 Putra Masagung
                               3235 Ralston Avenue
                         Hillsborough, California 94010

                                February 26, 1996




The San Francisco Company
550 Montgomery Street
San Francisco, California 94111

Attention: Board of Directors

Gentlemen:

This letter confirms my agreement to invest an additional $4.5 million in the Series D Preferred Stock of The San Francisco Company, on the following schedule. I will invest $1.0 million on or before March 31, 1996, $1.5 million on or before June 30, 1996, $1.0 million on or before September 30, 1996, and $1.0 million on or before December 31, 1996.

This agreement is conditioned on the following terms. The conversion rate for the Series D Preferred Stock will continue to be the existing rate, approximately $0.34 per share of Class A Common Stock (the "Conversion Rate"), for all such investments. In the event that the Series D Preferred Stock is converted into Class A Common Stock prior to the completion of my investments, subsequent installments of my investment will be in Class A Common Stock at a price per share equal to the approximately $0.34 per share Conversion Rate. In addition, I will be issued options exercisable for a period of seven years to purchase an additional $10 million in value of Class A Common Shares, or shares convertible into Class A Common Shares, at a price per share equal to the approximately $0.34 per share Conversion Rate.

Very truly yours,



/s/ Putra Masagung

                                                                       EXHIBIT 3


                               SECOND AMENDMENT TO
                            STOCK PURCHASE AGREEMENT

     This Second Amendment to Stock Purchase Agreement (the "Second Amendment") is made and entered into as of September l2, 1994, by and between Kaharudin Latief, a national and resident of Indonesia, ("Purchaser"), and Putra Masagung, a national and resident of Indonesia ("Seller"), amending the Stock Purchase Agreement dated May 27, 1993, and amended on February 16, 1994 by and between Purchaser and Seller (the "Stock Purchase Agreement"). Terms capitalized in this Second Amendment are used as defined in the Stock Purchase Agreement.


                                    AGREEMENT

     NOW, THEREFORE, in consideration of the mutual representations, warranties and convenants set forth in this Agreement, Purchaser and Seller hereby agree as follows:

     1.1 Partial Payment. Purchaser acknowledges that he has received a partial principal payment of U.S.$750,000 on the Loan, that the outstanding principal amount of the Loan after receipt of said partial principal payment is U.S.$5,250,000, and that the Promissory Note has been annotated to reflect such partial payment.

     1.2 Holding company Recapitalization. Purchaser and Seller acknowledge that, as a result of recapitalization initiatives approved and implemented by the shareholders' of the Company and the Company in May of 1994, the remaining U.S.$5,250,000 principal balance of the Loan is at the date of this Second Amendment repayable in 525,000 shares of the Company's Class A Common Stock and the attached/accompanying warrants to purchase 525,000 additional Class A Common Shares.

     1.3 U.S. Regulatory Limits. Purchaser and Seller agree that Purchaser has exercised its best efforts to obtain the U.S bank regulatory approvals contemplated by Sections 5.3, 6.4 and 7.4 of the Agreement, and Seller hereby waives any rights it may have under those sections.

In consideration of these efforts, and in order to comply at all times with the provisions of Section 7(j)(8) of the U.S. Federal Deposit Insurance Act and
Section 225.41 (b) of U.S Federal Reserve Board Regulation Y, Seller and Purchaser hereby agree that:

          (a) On or before September 30, 1994 Seller shall sell and transfer to Purchaser that number of shares of the Company's Class A Common Shares equal to (and not to exceed) 9.9% of all of the currently issued and outstanding Class A Common Shares of the Company (presently expected to be 525,000); and

          (b) Seller shall cause all warrants attached or associated with the shares identified in subsection (a) above to be separated from those shares and Seller shall retain all warrants related to all shares transferred to Purchaser hereunder, and shall upon Purchaser's request (and upon no further consideration whatsoever) transfer such warrants to Purchaser at such future time or times that exercise of such options would not result in Purchaser exceeding the 9.9% limit identified in subsection (a) above.

     IN WITNESS WHEREOF, the parties hereby have caused this Second Amendment to be executed as of the date first written above.

                                        PURCHASER:


                                        ----------------------------------------
                                        Kaharudin Latief

                                        Date: __________________________________
                                        Place: _________________________________

                                        Witness:
                                                 -------------------------------


                                        SELLER:


                                        ----------------------------------------
                                        Putra Masagung

                                        Date: __________________________________
                                        Place: _________________________________

                                        Witness:
                                                 -------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                  Bank of San Francisco Company Holding Company
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    064772106
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                    Jack D. Tomlinson, Esq., Attorney-at-Law,
           601 California Street, Suite 1900, San Francisco, CA 94108
                               Tel: (415) 954-0200
--------------------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  July 13, 1992
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 31d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 064772106

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mr. Putra Masagung
     S.S. No. ###-##-####

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [ ]

     (b)  [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Citizen of Indonesia

7.   SOLE VOTING POWER

     65.1% of the Class A Common Stock and 5,600,000 shares of the Class A Common Stock of Bank of San Francisco Company Holding Company

8.   SHARED VOTING POWER

     None

9.   SOLE DISPOSITIVE POWER

     65.1% of the Class A Common Stock and 5,600,000 shares of the Class A Common Stock of Bank of San Francisco Company Holding Company

10.  SHARED DISPOSITIVE POWER

     None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     65.1% of the Class A Common Stock and 5,600,000 shares of the Class A Common Stock of Bank of San Francisco Company Holding Company

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     N/A

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     65.1%

14.  TYPE OF REPORTING PERSON*

     IN

*See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

Class A Common Stock of Bank of San Francisco Company Holding Company, Issuer, whose principal executive offices are located at 550 Montgomery Street, San Francisco, California 94111.

ITEM 2  IDENTITY AND BACKGROUND

     a) Mr. Putra Masagung.

     b) 55 Jalan Thamrin, Jakarta, Indonesia (business address].

     c) Chairman, Toko Gunung Agung, 55 Jalan Thamrin, Jakarta, Indonesia, a publishing and retail took chain in Indonesia.

     d) Mr. Masagung has not at any time been convicted in any criminal proceeding.

     e) Mr. Masagung has not at any time been a party to any civil proceeding.

     f) Mr. Masagung is a citizen of Indonesia.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     The source of the funds was Mr. Masagung's cash on hand and the amount was Fourteen Million U.S. Dollars (US$14,000,000). No part of the purchase price was represented by funds or other considerations borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

ITEM 4. PURPOSE OF TRANSACTION

     Mr. Masagung purchased the Class A Common Stock of the Company as an investment which he believes will be profitable for him in the future.

     a)   Mr. Masagung has no such plans or proposals.

     b)   Mr. Masagung has no such plans or proposals.

     c)   Mr. Masagung has no ouch plan:, or proposals.

     d) Mr. Rodney Freed, the principal financial advisor of Mr. Masagung, will become a Director of the Company in the future and Mr. Masagung probably will became a Director of the Company in the future Otherwise, Mr. Masagung has no plane to change the composition of the Board of Directors or the management of the Company.

     e) The Company plans to offer for sale in the very near future Class A Common Stock for an aggregate purchase price of up to Ten Million U.S. Dollars (US$10,000,000. Mr. Masagung agrees with this decision at the Company. There is no plan for a change in the dividend policy of the Company.

     f)   Mr. Masagung has no such plans or proposals.

     g) Mr. Masagung has no such plans or proposals, except that the proposed offer of Class A Common Stock referred to in Item 4e) hereof, provides that Mr. Masagung shall have the right to acquire in such offering sufficient shares which will ensure that Mr. Masagung will retain at least fifty-one percent (51%) of the voting power of the Company.

     h)   Mr. Masagung has no such plans or proposals.

     i)   Mr. Masagung has no such plane; or proposals.

     j) Mr. Masagung has no such plans or proposals for any action similar to any of those enumerated in Item 4 a) through i) hereof.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     a) Aggregate number of such securities beneficially owned is 5,600,000 shares and the percentage of the class Or such securities is 65.1%. Also, Mr. Masagung was issued a Warrant by the Company to acquire additional shares of the Class A Common Stock of Company (such Warrant is attached hereto as Exhibit "B" ) At present, no person has exercised an option to purchase Class A Common Stock and so Mr. Masagung has not exercised his Warrant. As of July 13, 1992, if the optionees exercised their options, Mr. Masagung would be entitled under his Warrant to purchase 39,969 additional shares within sixty
          (60) days of July 13, l992.

     b) The number of shares as to which there is sole power to vote (or to direct the vote), and sole power to dispose (or to direct the disposition) is 5,600,000. There is no shared power to vote (or to direct the vote) and no shared power to dispose (or to direct the disposition).

     c) On July 13, 1992, Mr. Masagung purchased 5,600,000 shares of the Class A Common Stock of the Company at a price per share of $2.50. The transaction was effected pursuant to written

          Agreement between Mr. Masagung and the Company, such agreement having been approved by the Federal Reserve Board and the State Banking Department of California on July 13, 1992. The Agreement is attached hereto as Exhibit "A".

     d)   No ether person has such right or rights.

     e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no such contracts, arrangements, understandings or relationships (legal or otherwise) unless the Warrant issued to Mr. Masagung by the Company entitling Mr. Masagung to purchase additional shares of the Class A Common Stock of the Company, as described in Item 5 a) hereof is determined to be included in this Item 6. The Warrant is attached hereto as Exhibit "B".

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Attached as Exhibits are the following:

     a)   Exhibit A:

          Stock Purchase Agreement between Bank of San Francisco which relates to Issuer controls and addition to the Board of Directors of the Company.

     b)   Exhibit B:

          Copy of Warrant entitling Mr. Masagung to purchase additional shares of the Class A Common Stock of the Company at a price per share Of $2.50.

     c)   Exhibit C:

          Second Amendment to Stock Purchase Agreement which provides in Paragraph 7, pages 4 and 5 thereof the right of Mr. Masagung to purchase additional shares of Class A Common Stock and maintain at least 51% of the voting power of the Company.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        July 30, 1992
                                        (DATE)

                                        /s/ Putra Masagung
                                        ----------------------------------------
                                        (SIGNATURE)

                                        Putra Masagung
                                        ----------------------------------------
                                        (NAME/TITLE)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                  Bank of San Francisco Company Holding Company
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    064772106
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                  Nicholas C. Unkovic, Esq., Graham & James LLP
        One Maritime Plaza, San Francisco, CA 94111 - Tel: (415) 954-0200
--------------------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                February 16, 1994
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 31d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with the statement [ ] A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 064772106

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mr. Putra Masagung
     S.S. No. ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)

     (b)  [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Citizen of Indonesia

7.   SOLE VOTING POWER

     77,600,000 shares of the Class A Common Stock of Bank of San Francisco Company Holding Company

8.   SHARED VOTING POWER

     None

9.   SOLE DISPOSITIVE POWER

     77,600,000 shares of the Class A Common Stock of Bank of San Francisco Company Holding Company

10.  SHARED DISPOSITIVE POWER

     None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     77,600,000 shares of the Class A Common Stock of Bank of San Francisco Company Holding Company

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     N/A

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     95.92%

14.  TYPE OF REPORTING PERSON*

     IN

*See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

     This Amendment No. 1 (the "Amendment") amends a statement on Schedule 13D dated July 30, 1992 filed by Mr. Putra Masagung with respect to shares of Class A Common Stock of Bank of San Francisco Company Holding Company (the "Issuer").

ITEM 1. SECURITY AND ISSUER.

     Class A Common Stock (the "Class A Common Stock") and 9% Series C Perpetual Preferred Stock (the "Series C Preferred Stock"), which may be converted into Class A Common Stock, and warrants to purchase Class A Common Stock at an exercise price of $.50 per share (the "Warrants"), as described in Item 6, below, of the Bank of San Francisco Company Holding Company, Issuer, whose principle executive officers are located at 550 Montgomery Street, San Francisco, California 94111.

ITEM 2. IDENTITY AND BACKGROUND.

     No change.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The total purchase price paid by Mr. Masagung for the 900,000 shares of Series C Preferred Stock, as described in Item 5, below, was Eighteen Million U.S. Dollars (US $18,000,000)(the "Purchase Price"). Of this amount, Mr. Masagung paid twelve Million U.S. Dollars (US $12,000,000) from cash on hand. Six Million U.S. Dollars (US $6,000,000) of the Purchase Price was loaned to Mr. Masagung by Mr. Kaharudin Latief of Jakarta, Indonesia for the purpose of enabling Mr. Masagung to acquire 300,000 shares of Series C Preferred Stock, pursuant to an unsecured promissory note, a copy of which is attached hereto as Exhibit A. Mr. Masagung and Mr. Latief have entered into a Stock Purchase Agreement dated May 27, 1993, as amended February 16, 1994 (the "Stock Purchase Agreement"), a copy of which is attached as Exhibit B, pursuant to which Mr. Masagung has agreed to sell to Mr. Latief 300,000 shares of Series C Preferred Stock (or shares of Class A Common Stock and Warrants into which such shares of Series C Preferred Stock are converted), as described in Item 6, below.

ITEM 4. PURPOSE OF TRANSACTION.

     (a) Mr. Masagung and Mr. Latief have entered into the Stock Purchase Agreement, as described in Item 6, below, pursuant to which Mr. Latief may acquire from Mr. Masagung 300,000 shares of Series C Preferred Stock (or the shares of Class A Common Stock and Warrants into which such shares of Series C Preferred Stock are converted).

     (b) Mr. Masagung has no such plans or proposals at the present time.

     (c) Mr. Masagung has no such plans or proposals at the present time.

     (d) The Stock Purchase Agreement provides that, as a condition to closing of the transaction, and subject to all necessary regulatory approval, Mr. Latief shall have been elected to the board of directors of the Issuer. Mr. Masagung also intends to stand for election to the board of directors of the Issuer. If Mr. Masagung votes all of his shares of Class A Common Stock and Series C Preferred Stock in favor of the election to the board of Mr. Latief and himself, such elections would be assured.

     On August 1, 1993, Mr. Masagung advanced to Mr. Kent Price $250,000 (the "Advance") in order to induce Mr. Price to become the Chairman of the Board and Chief Executive Officer of the Issuer, positions which he assumed in September, 1993. The Advance bears interest at the rate of 3% per annum, and is repayable from the proceeds, if any, of the sale of Class A Common Stock received by Mr. Price upon exercise of Warrants transferred by Mr. Masagung to Mr. Price on February 16, 1994, as described in Item 6, below.

     (e) The Issuer intends to solicit consents of the stockholders to take the following actions:

          1. To authorize the conversion of each share of the Series C Preferred Stock into 40 shares of Class A Common Stock and 40 Warrants (the "Conversion"), and in connection with said Conversion to amend the Issuer's Certificate of Incorporation (the "Certificate"), including the Certificate of Designations of Rights, Preferences, Privileges and Restrictions relating to the Series C Preferred Stock (the "Certificate of Designation"), (a) to increase the authorized number of shares of Class A Common Stock to 400,000,000 (subject to the Issuer's intent subsequently to decrease the number of shares to 40,000,000 through a 1-for-10 reverse stock split (see Item 4(e)3, below), so as to permit the Conversion and increase the ability of the Issuer to raise capital in the future through the issuance of Class A Common Stock and securities convertible into Class A Common Stock, and (b) to amend the Certificate of Designation to provide that all outstanding shares of Series C

Preferred Stock will automatically be converted into Class A Common Stock and Warrants, in accordance with the conversion rights set forth in the Certificate of Designation. The Conversion of the outstanding shares of Series C Preferred Stock would result in a substantial increase in the voting power and control over the Issuer held by Mr. Masagung, the Issuer's majority stockholder, increasing his ownership from the current 66.2% of the voting power of the Issuer to 95.92%, assuming he does not dispose of any of his shares and assuming he exercises all of his Warrants;

          2. To increase the authorized number of shares of the Issuer's Preferred Stock to 5,000,000 in order to increase the ability of the Issuer to raise capital in the future through the issuance of Preferred Stock;

          3. To authorize the amendment and restatement of the Certificate to
(a) effect a 1-for-10 reverse stock split of the Class A Common Stock and thereby to decrease the authorized number of shares of the Issuer's Class A Common Stock to 40,000,000, (b) change the name of the Issuer to The San Francisco Company, and (c) update certain provisions of the Certificate.

Mr. Masagung intends, subject to certain conditions, to vote in favor of all of the above proposals. If Mr. Masagung votes all of his shares of Class A Common Stock and Series C Preferred Stock in favor of these proposals, then passage of such proposals would be assured. Mr. Masagung anticipates that, as a result of these and other future financing efforts of the Issuer, his beneficial ownership percentage in the Issuer will be substantially reduced. There is no plan for a change in the dividend policy of the Issuer.

     (f) Mr. Masagung has no such plans or proposals at the present time.

     (g) Please refer to the answer to Item 4(d), above, for a description of proposed changes to the Issuer's Certificate and Certificate of Designation.

     (h) Mr. Masagung has no such plans or proposals at the present time.

     (i) Mr. Masagung has no such plans or proposals at the present time.

     (j) Mr. Masagung has no such plans or proposals at the present time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregate number of shares of Class A Common Stock beneficially owned by Mr. Masagung, assuming Conversion of outstanding Series C Preferred Stock and exercise of Warrants which would be issued pursuant to the Conversion, is 77,600,000, or 95.92% of Class A Common Stock outstanding. Mr. Masagung's capital stock holdings in the Issuer is described in more detail in the following paragraphs of this Item.

     The aggregate number of shares of Class A Common Stock beneficially owned by Mr. Masagung is 5,600,000 shares and the percentage of the class of such securities is 62.93%. In addition, Mr. Masagung owns 900,000 shares of Series C Preferred Stock which he acquired from the Issuer in a series of transactions beginning in October, 1992. A copy of the Certificate of Designations of Rights, Preferences, Privileges and Restrictions relating to the Series C Preferred Stock is incorporated herein by reference to Exhibit 4.4 of the Issuer's Annual Report on Form 10K for the year ended December 31, 1992. At the upcoming Annual Meeting, stockholders of the Issuer will be solicited to, inter alia, authorize the conversion of each share of Series C Preferred Stock into 40 shares of Class A Common Stock and 40 Warrants (the "Conversion"). Should the stockholders authorize the Conversion, the Conversion would be mandatory and would entitle Mr. Masagung to acquire beneficial ownership of 36,000,000 shares of Series A Common Stock and Warrants to purchase 36,000,000 additional shares of Series A Common Stock. The Conversion would give Mr. Masagung the beneficial ownership of 41,600,000 shares of Series C Preferred Stock or 92.65% of the class of such securities outstanding. Should Mr. Masagung exercise the Warrants, he would have beneficial ownership of 77,600,000 shares of Class A Common Stock, or 95.92% of such securities outstanding.

     (b) The number of shares as to which Mr. Masagung has the sole power to vote (or to direct the vote), and the sole power to dispose (or to direct the disposition) is 5,600,000; upon Conversion, 41,600,000; and upon exercise of the Warrants,

77,600,000. There is no shared power to vote (or to direct the vote) and no shared power to dispose (or to direct the disposition).

     (c) Following a period of negotiations, the Issuer and Mr. Masagung entered into a letter agreement dated October 29, 1992, which was subsequently amended on November 20, 1992 (as amended, the "October 29 Letter Agreement"), a copy of which is annexed hereto as Exhibit C, pursuant to which it was agreed that:

          (i) Mr. Masagung would purchase up to 500,000 shares of Series C Preferred Stock at a price of Twenty Dollars ($20.00) per share for a total price of $10,000,000, subject to reduction in certain events, with the sale of 200,000 shares of Series C Preferred Stock to be completed by November 30, 1992, and the sale of an additional 300,000 shares of Series C Preferred Stock to be completed by December 18, 1992; (ii) the Purchaser would invest an additional $2,000,000 in the Company through either (a) the purchase of Class A Common Stock and/or warrants (or rights to subscribe for the same) in a proposed offering by the Issuer of rights to purchase such Class A Common Stock and/or warrants to the Issuer's existing stockholders and possibly additional investors, or (b) the purchase of an additional 100,000 shares of Series C Preferred Stock at a price of Twenty Dollars ($20.00) per share with the choice of (a) or (b) at the Issuer's option after discussion with Mr. Masagung; (iii) the Issuer granted to the Purchaser an option (the "Series C Preferred Stock Option") to purchase up to an additional 400,000 shares of Series C Preferred Stock at a price of Twenty Dollars ($20.00) per share, exercisable in whole or in part at any time on or before December 31, 1993; and (iv) the Issuer agreed to take immediate steps to register the shares of Class A Common Stock owned by Mr. Masagung and any shares of Class A Common Stock and any Warrants into which shares of Series C Preferred Stock may be convertible under the Securities Act of 1933, as amended.

          Mr. Masagung completed the purchase under the October 29 Letter Agreement of 200,000 shares of Series C Preferred Stock on November 30, 1992; purchased the second installment of 300,000 shares of Series C Preferred Stock in separate acquisitions of 100,000 shares on December 30, 1992 and 200,000 shares on January 12, 1993; and completed the investment of an additional $2,000,000 in the Company through a purchase of 100,000 shares of Series C Preferred Stock on February 26, 1993. In September 1993, Mr. Masagung exercised the Series C Preferred Stock Option with respect to 300,000 shares of Series C Preferred Stock.

     (d) Mr. Kaharudin Latief has entered into an agreement with Mr. Masagung whereby Mr. Latief may acquire 300,000 shares of Series C Preferred Stock (or the shares of Class A Common Stock and Warrants into which such shares of Series C Preferred Stock are converted), as disclosed in the transaction described in
Item 6, below.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the Stock Purchase Agreement (Exhibit B), Mr. Masagung agreed to sell to Mr. Latief 300,000 shares of Series C Preferred Stock (or the shares of Class A Common Stock and Warrants into which such shares of Series C Preferred Stock are converted) through cancellation of an unsecured, personal loan in the amount of $6,000,000 which Mr. Latief previously extended to Mr. Masagung. Mr. Masagung used the proceeds of this loan to acquire 300,000 shares of Series C Preferred Stock from the Issuer. The closing of sale of the Series C Preferred Stock to Mr. Latief is subject to approval by all appropriate governmental entities, including, without limitation, the Board of Governors of the Federal Reserve Bank, the Federal Deposit Insurance Corporation and the Superintendent of Banks of the State of California.

     If Mr. Latief consummates this transaction, and if the conversion feature of the Series C Preferred Stock is approved by the Issuer's stockholders, Mr. Latief would hold 12,000,000 shares of Class A Common Stock and Warrants to acquire an additional 12,000,000 shares of Class A Common Stock at an exercise pace of $.50 per share. Assuming Conversion, Mr. Latief's 12,000,000 shares of Class A Common Stock and Warrants would represent 26.73% of the issued and outstanding Class A Common Stock of the Issuer, and assuming exercise of the Warrants, Mr. Latief would hold beneficially 24,000,000 shares of

Class A Common Stock, or 29.67% of the issued and outstanding Class A Common Stock of the Issuer.

     Pursuant to a letter agreement dated February 16, 1994, a copy of which is attached hereto as Exhibit D, Mr. Masagung has agreed to transfer to Kent D. Price, Chairman of the Board and Chief Executive Officer of the Issuer, Warrants for the purchase of 1,500,000 shares of Class A Common Stock. Such transfer is conditional upon the successful completion of a private placement by the Issuer of $15,000,000 and the issuance of Warrants to Mr. Masagung pursuant to the Conversion.

     Pursuant to a letter agreement dated February 16, 1994, a copy of which is attached hereto as Exhibit E, Mr. Masagung has agreed to transfer to Steven R. Champion, Vice Chairman of the Board and Chief Financial Officer of the Issuer, Warrants for the purchase of 1,500,000 shares of Class A Common Stock. Such transfer is conditional upon the successful completion of a private placement by the Issuer of $15,000,000 and the issuance of Warrants to Mr. Masagung pursuant to the Conversion.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit       Description of Exhibit
        -------       ----------------------
        Exhibit A     Unsecured Promissory Note signed by Putra Masagung for
                      the benefit of Kaharudin Latief.

        Exhibit B     Stock Purchase Agreement dated May 27, 1993 between
                      Putra Masagung and Kaharudin Latief

        Exhibit C     Letter agreement dated October 29, 1992,
                      as amended on November 20, 1992 by and
                      between the Issuer and Putra Masagung.

        Exhibit D     Letter agreement dated February 16, 1994, between Putra
                      Masagung and Kent D. Price.

        Exhibit E     Letter agreement dated February 16, 1994, between Putra
                      Masagung and Steven R. Champion

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February 16, 1994
                                        ----------------------------------------
                                        (DATE)


                                        /s/ Putra Masagung
                                        ----------------------------------------
                                        (SIGNATURE)


                                        Putra Masagung
                                        ----------------------------------------
                                        (NAME/TITLE)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                  Bank of San Francisco Company Holding Company
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    064772106
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                  Nicholas C. Unkovic, Esq., Graham & James LLP
        One Maritime Plaza, San Francisco, CA 94111 - Tel: (415) 954-0200
--------------------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  July 19, 1994
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 31d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 064772106

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mr. Putra Masagung
     S.S. No. ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)

     (b)

     N/A

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Citizen of Indonesia

7.   SOLE VOTING POWER

     10,927,364 shares of Class A Common Stock of the San Francisco Company

8.   SHARED VOTING POWER

     None

9.   SOLE DISPOSITIVE POWER

     10,927,364 shares of Class A Common Stock of the San Francisco Company

10.  SHARED DISPOSITIVE POWER

     None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,927,364 shares of Class A Common Stock of the San Francisco Company

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     N/A

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     98.51%

14.  TYPE OF REPORTING PERSON*

     IN

*See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

     This Amendment No. 2 (the "Amendment") amends a statement on Schedule 13D dated June 30, 1992, as amended on February 16, 1994, filed by Mr. Putra Masagung with respect to shares of Class A Common Stock (the "Class A Common Stock") with respect to shares of Class A Common Stock at (the "Class A Common Stock") of the San Francisco Company (the "Issuer").

ITEM 1. SECURITY AND ISSUER.

     Class A Common Stock of the San Francisco Company, Issuer, whose principle executive offices are located at 550 Montgomery Street, San Francisco, California 94111. The Issuer is a one-bank holding company, registered under the Bank Holding Company Act of 1956, for Bank of San Francisco (the "Bank"), a California state chartered bank.

ITEM 2. IDENTITY AND BACKGROUND.

     No change.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The securities for which this statement is being filed were acquired in units (the "Units"), each consisting of (i) one share of Class A Common Stock,
(ii) one warrant, entitling the holder thereof to purchase one share of Class A Common Stock at a purchase price of $5.00 per share (the "Unit Warrant"), and
(iii) one right (the "Risk Protection Right"), relating to the contingent right to receive shares of Class A Common Stock in periodic distributions based upon the resolution of certain problem assets currently held in the Bank's portfolio and the Bank's expenses in administering and carrying such problem assets.

     The total purchase price paid by Mr. Masagung for the 3,521,127 Units, as described in Item 5 below, was Twenty Million and One Dollars ($20,000,001), and came from personal funds of Mr. Masagung. A portion of these funds may be the proceeds of personal borrowings by Mr. Masagung from one or more Indonesian finance Companies, based on his personal net worth and secured only by his personal guarantee.

ITEM 4. PURPOSE OF TRANSACTION.

     (a) Mr. Masagung has entered into a stock purchase agreement (the "Stock Purchae Agreement") pursuant to which Mr. Masagung has agreed to sell to Mr. Kaharudin Latief of Jakarta, Indonesia, 600,000 shares of Class A Common Stock and 600,000 warrants (the "Warrants"), each warrant granting the holder thereof the right to purchase one share of Class A Common Stock at a purchase price of

$0.50 per share, for consideration of the cancellation of an unsecured, personal loan is the amount of $6,000,000 which Mr. Latief previously extended to Mr. Masagung. Mr. Masagung used the proceeds of this loan to acquire 300,000 shares of Series C Preferred Stock from the Issuer in February 1994, as disclosed on Amendment No. 1 to Mr. Masagung's statement on Schedule 13D dated February 14, 1994. The closing of the sale to Mr. Latief pursuant to the Stock Purchase Agreement is subject to approval by all appropriate governmental entities, including without limitation, the Board of Governors of the Federal Reserve Bank, the Federal Deposit Insurance Corporation and the Superintendent of Banks of the State of California. Mr. Latief has made applications to the appropriate governmental entities and has indicated his intent to complete the purchase of Class A Common Stock and Warrants from Mr. Masagung.

     (b) Mr. Masagung has no such plans or proposals at the present time.

     (c) Mr. Masagung has no such plans or proposals at the present time.

     (d) The Stock Purchase Agreement provides that, as a condition to closing of the sale of Class A Common Stock and Warrants, and subject to all necessary regulatory approval, Mr. Latief shall have been elected to the board of directors of the Issuer. Mr. Latief has indicated to management of the Issuer that if his acquisition of Class A Common Stock and Warrants is consummated, Mr. Latief will seek appointment of himself or his designee as a director of the Issuer (but not the Bank), subject to obtaining required regulatory non-objection. Mr. Masagung has no plans or proposals relating to any change in the present board of directors or management of the Issuer which conflict with those presented in the Issuer's Proxy Statement dated May 7, 1994 (the "Proxy") for the Issuer's Annual Meeting of Stockholders held on May 23, 1994.

     Mr. Masagung has informed the Issuer that he wishes to serve on the Board of Directors of the Issuer (but not the Bank). Subject to non-objection by the relevant government entities, Mr. Masagung intends to be appointed to the Board.

     (e) Mr. Masagung has no such plans or proposals at the present time.

     (f) Mr. Masagung has no such plans or proposals at the present time.

     (g) Mr. Masagung has no such plans or proposals at the present time.

     (h) Mr. Masagung has no such plans or proposals at the present time.

     (i) Mr. Masagung has no such plans or proposals at the present time.

     (j) Mr. Masagung has no such plans or proposals at the present time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregate number of shares of Class A Common Stock beneficially owned by Mr. Masagung, assuming the exercise of Warrants to purchase 1,800,000 shares of Class A Common Stock, the exercise of Unit Warrants to purchase 3,521,127 shares of Class A Common Stock, the exercise of Anti-dilution Warrants to purchase 5,110 shares of Class A Common Stock, but assuming no shares of Class A Common Stock are issued pursuant to the Risk Protection Rights, is 10,927,364 or 98.51% of Class A Common Stock outstanding.

     (b) The number of shares as to which Mr. Masagung has the sole power to vote (or to direct the vote), and the sole power to dispose (or to direct the disposition) is 5,601,127 shares of Class A Common Stock; 7,401,127 shares of Class A Common Stock upon exercise of the Warrants; 10,922,254 shares of Class A Common Stock upon exercise of the Unit Warrants; and 10,927,364 shares of Class A Common Stock upon exercise of the Anti-dilution Warrants.

     (c) Not applicable.

     (d) Mr. Kaharudin Latief has entered into an agreement with Mr. Masagung whereby Mr. Latief May acquire 600,000 shares of Class A Common Stock and 600,000 Warrants from Mr. Masagung, as disclosed in Item 4(a), above.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit       Description of Exhibit
         -------       ----------------------
         Exhibit A     Subscription Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        August 4, 1994
                                        ----------------------------------------
                                        (DATE)


                                        /s/ Putra Masagung
                                        ----------------------------------------
                                        (SIGNATURE)


                                        Putra Masagung
                                        ----------------------------------------
                                        (NAME/TITLE)